Jinglz

CAMPAIGNTESTER™




Jinglz
WE POSITION BRANDS, ORGANIZATIONS &
PEOPLE TO WIN.
Intelligence that Matters.
Intelligence that Protects.
Intelligence that Empowers.
WE ARE JINGLZ.



Through our flagship platform, Campaign Tester, we use *Emotion Intelligence* to capture facial expressions in real-time, gathering vital data about how audiences truly feel about your video content.

Our solution delivers key insights that empower brands, organizations & people to validate, revise and perfect their message.

Our simple cost effective solution enables anyone with the edge to achieve winning results.

EMOTION INTELLIGENCE (E.I.)



Intelligence that recognizes how you feel.

Understanding emotions is crucial. How an audience truly feels about your brand, product or candidate is essential to driving winning results.

Emotion detection and recognition techniques leverage visual data from image processing devices and allows a program to "read" real emotions, such as anger, sadness, fear, joy, disgust, surprise, trust, of a human face. **CampaignTester** harnesses powerful machine learning, artificial intelligence and algorithms to capture and interpret what an audience is feeling at any given time.



Unlocking hidden data.

Emotion Intelligence goes **beyond** just surveying audience engagement across media views, likes and shares or volunteered feedback from focus groups and catches the "hidden data" of what audiences truly think to deliver key insights necessary to producing winning results across industries and applications.

Standard Audience Feedback Methods:

- **Focus Groups**
- **Surveys**
- **Social Post Likes**



X

Does not capture the hidden data of true audience sentiment.

You cannot scale or improve what you do not measure. Standard data methods fails to mine vital intelligence regarding what an audience truly feels about their brand and creative content.

X

Difficult to overcome content creator / marketing "bias."

The foresight to know what will resonate or work with your audience is often influenced by subjective factors.

X

Incurs expensive setup costs in resources.

The time and money to set up and schedule these tests and to get real results is often extensive.









Jinglz

One bad ad.

Peloton loses $1.5bn in value over 'dystopian, sexist' exercise bike ad.

"Almost $1.5bn has been wiped off the value of the exercise bike firm Peloton after a **backlash against a Christmas advert widely derided as "sexist and dystopian."**

The following week saw the company shares drop by 15%.

The 30-second advert – titled "The gift that gives back" – released in mid-November 2019. **Audiences and critics called it "offensive" and "dumb",** pointing out that the woman was already slim at the start and the implication that her partner thinks she needs to get fitter and lose weight was **patronizing and damaging.**

Peloton loses $1.5bn in value over 'dystopian, sexist' exercise bike ad

Shares slide amid backlash to Christmas advert in which man buys partner exercise bike

theguardian

PROBLEMS

- ❌ **Peloton failed to realize true audience sentiment and emotion regarding advert.**
- ❌ **"Marketing Bias" or the assumption of what works needs to be tested.**



The Edge To WIN.



Political Campaigns:

Success in the political arena is about winning hearts and minds.

Harnessing EI can validate if a candidate's messaging and initiatives resonates favorably with prospective voters as well as leveraging the emotion data collected to craft stronger and compelling content to increase their constituent base.

Brands & Product Developers:

Can create ensure stronger brand perception and create better customer experiences by capturing emotional reactions across their content. They can improve product development by analyzing emotional feedback across product videos. *(See Sidebar for how Kellogg's uses E.I.)*

INDUSTRY SIDEBAR
How A Top Brand Like Kellogg's uses Emotion Intelligence:

Kellogg's is using emotion recognition technology for its branding and advertisement.

The technology helps Kellogg's to understand how emotions form the basis of purchasing decisions so that they can create and distribute more emotionally targeted videos. The data provided by the software assists the company's selection of the right advertisement that can engage consumers and persuade them to buy the product. Moreover, it also provides an opportunity for the ad team to make the necessary changes in order to improve the performance of the advertisement before it is out in the market.


The Edge To WIN.



Advertisers & Agencies:

can accurately test their Ads to assure that they are getting their desired response from their viewers as well as eliminate brand confusion and know their consumers' true perception of their brand to maximize Ad Spend.

Media & Entertainment Companies:

can preview their films and video content to capture what their audience is really feeling second by second to gauge their viewers' enjoyment and gain insights into what various factors provoke any emotion that can be used to establish a better emotional connection with audiences. *(See Sidebar for how Walt Disney uses E.I.)*

INDUSTRY SIDEBAR
How Media Company Walt Disney uses Emotion Intelligence:

Disney, the [huge] entertainment company currently spends large budgets on extensive emotion intelligence methods to capture facial expressions of their audiences. This advanced technology helps Disney to find out whether the audience is enjoying the movie or not. Compared to the data collected using reviews and surveys, the emotion analytics services provide more reliable and real-time data, data that they used to direct revisions on te given current production as well as developing ideas for future films.


Jinglz
Know How Your Audience Feels
Learn More
CAMPAIGNTESTER™
EMOTION
Surprised
40%
Angry
Angry
Disgusted
Fear

CAMPAIGN™ TESTER

Video Testing Tool

Our Innovative Solution.

CampaignTester leverages machine learning, artificial intelligence and a propriety algorithm that accurately validates the emotions evoked from video campaigns.

- **REAL–TIME:** As audience views video content true emotion data analysis is delivered second by second.
- **FLEXIBILITY:** Complete Self-service platform that gives users the freedom to create EI tests at any time they decide.
- **STREAMLINED:** Simple streamlined set up process that can be easily incorporated into any creative workflow allowing users to publish tests in 3 MINUTES.
- **TURN–KEY SOLUTION:** Integrated platform with a content management system, dashboard and mobile app for each video content test.
- **MOBILE:** Optimized audience experience using mobile devices enabling testing anywhere there is a Wi-Fi connection.
- **FAST:** Full results delivered in as little 3 hours from initial testing enabling clients to execute revisions and analysis quickly.
- **ESSENTIAL METRICS:** Measures the feedback across 7 vital emotional metrics.
- **COST EFFECTIVE:** Our solutions achieve faster and more effective results without the inherent costs of expensive setups and complicated traditional methods like focus groups and surveys delivering to clients tremendous savings in resources of time and money.



The Jinglz Advantage.

Jinglz's platforms focus on mass market solutions that capitalizes on saving time and expenses and allows us to scale. Competitors and traditional focus groups have minimum testing costs of $10,000.

WE HAVE OUR OWN TESTED & PROVEN IP.
Jinglz has developed and created our own unique technology utilizing, Machine Learning, Artificial Intelligence and Proprietary Algorithms that allows for powerful versatility in application usage.

OUR SOLUTIONS SAVE TIME & MONEY.
Non-managed service & quick & easy setup allowing users to execute whenever with lowered costs against traditional methods empowering users greater test opportunities.

FASTER RESULTS & VERSATILE USAGE.
Our versatile turnkey solution delivers the capability to mine true intelligence & data that matters across multiple industries.